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THOMAS WARDELL		EMAIL ADDRESS
(404) 527-4990		twardell@mckennalong.com

July 27, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn:    J. Nolan McWilliams
             Justin Dobbie

Re:	Kandi Technologies, Corp.
Registration Statement on Form S-3
Filed June 25, 2012
File No. 333-182319

Dear Mr. McWilliams:

On behalf of our client, Kandi Technologies, Corp. (“Kandi” or the “Company” and sometimes referred to as “we” or “our”), this firm is filing a response to the SEC Comment Letter, dated July 20, 2012, in connection with complying with the issues and outstanding disclosure items set forth therein.

Registration Statement on Form S-3

General

Comment:

As a public company, your auditor is required by law to undergo regular, Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor. As a result, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response:

We reviewed your comment and the additional guidance you referenced and note that Amendment No. 1 to the Company’s Form S-3 registration statement shall include the following risk factor:

United States Securities and Exchange Commission
July 27, 2012

“The audit report included in our annual report, which is incorporated by reference herein, is prepared by auditors who are not currently inspected by the Public Company Accounting Oversight Board (“PCAOB”) and, as such, you do not have the benefit of such inspection.

Our independent registered public accounting firm, Albert Wong & Co., issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB; our auditors are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor performs audit work in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of PRC authorities, our auditor, like other independent registered public accounting firms located in Hong Kong that perform work in the PRC, is not currently inspected by the PCAOB. Inspections of other firms that the PCAOB has conducted outside of the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors operating in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections, which may cause investors to lose confidence in our reported financial information and procedures and the quality of our financial statements.”

Signatures

Comment:

Please include the signature of your principal accounting officer or controller in the second signature block. To the extent a signatory is signing in more than one capacity, each capacity in which that persons signs should be indicated in the second signature block.

Response:

We reviewed your comment and note that Amendment No. 1 to the Company’s Form S-3 registration statement shall include a revised signature block that identifies Ms. Zhu Xiaoying as our Principal Accounting Officer. Please refer to Signature Page.

Exhibit 5.1 – Opinion of McKenna Long & Aldridge LLP

Comment:	Refer to the last sentence on page 1 of the opinion. Please have counsel revise its opinion to remove this qualification or provide an explanation as to why it is necessary or appropriate.

Response:

We reviewed your comment and note that our Legal Opinion, attached as Exhibit 5.1 to Amendment No. 1 to the Company’s Form S-3 registration statement, has been revised to remove the at-issue qualification. The at-issue language has been revised from:

“As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers of the Company and the Selling Stockholders. We have not independently verified or investigated, nor do we assume any responsibility for, the factual accuracy or competency of such factual statements. Nor do we assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the prospectus constituting a part thereof.”

United States Securities and Exchange Commission
July 27, 2012

to:

“As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon, without independent verification or investigation of the accuracy or completeness thereof, certain representations of certain officers of the Company and the Selling Stockholders.”

Please refer to Exhibit 5.1.

Comment:

Refer to the first sentence of the third paragraph on page 2 of the opinion. Purchasers in the offering are entitled to rely on the legality opinion. Please have counsel revise its opinion accordingly.

Response:

We reviewed your comment and, as requested, our Legal Opinion has been appropriately revised. The at-issue sentence has been revised from:

“Neither this opinion nor any extract of this opinion or reference to this opinion may be furnished to, quoted from or relied upon by any other person, firm, or corporation without our express written permission.”

to:

“This opinion letter is provided for use solely in connection with the resale of the Common Stock covered by the Registration Statement and may not be furnished to, quoted from or relied upon by any other person, firm, or corporation without our express written consent.”

Please refer Exhibit 5.1.

Note, shortly after filing this response with the SEC, the Company plans on filing a Form S-3/A that reflects the changes noted above. Upon filing the Form S-3/A, we will confirm with you that the filed Form S-3/A meets your satisfaction. If, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	Hu Xiaoming, CEO, Kandi Technologies, Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.